GREAT QUEST
METALS LTD.

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2009
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

The focus of the attention of Great Quest Metals Ltd. during the First Quarter of Fiscal 2009, and subsequently, has been directed toward the identification of joint venture partners for some of its gold and gold-copper properties as well as arranging for a bank financing for the acquisition and the advancement toward production of the Tilemsi phosphate project in eastern Mali, West Africa.

On April 7, 2009, Great Quest announced a Letter of Intent with Avion Resources Corp. on the Kenieba concession in western Mali, West Africa. In May 2009, the Company commissioned the preparation of a scoping study to be used to arrange financing for the Tilemsi phosphate project.

Great Quest closed a $110,000 private placement during the First Quarter of 2009 and subsequently closed a $127,000 private placement in May, 2009.

Kenieba Gold Concession

On April 21, 2009, Great Quest and Avion announced a Letter of Intent between the two companies whereby Avion has the option to acquire a 75% interest in Great Quest's ownership of 4 concessions in the Kenieba area by paying $2,500,000 to Great Quest and completing $2,000,000 of work on the concessions over 5 years. Great Quest holds a 95% interest in the Kenieba, Comifa and Baroya concessions and a 100% interest in the Kenieba Est concession. The first payment of $400,000 is due on signing a definitive agreement and is subject to successful due diligence by Avion and regulatory approval.

The Kenieba concession is south of and adjacent to Avion's Tabakoto-Segala concessions where gold zones similar to that of Great Quest's Djambaye 2 occur. In February, 2009 Avion returned the Tabakoto mill to production with a forecast of 66,000 ounces of gold production for 2009, rising to 100,000 ounces of gold in 2010. Avion reports it is studying the possibility of increasing production to the annual equivalent of 200,000 ounces per year by 2011.

Carl Verley (P.Geo), in an April 4, 2008 report, estimates the NI43-101 compliant, inferred mineral resource in the Djambaye 2 gold zone in the Kenieba concession to be 324,000 ounces of gold based on results drill programs in 2006 and 2007. This resource equates to 2,574,000 tonnes of 3.92 grams per tonne gold or 10.08 tonnes of gold.

Tilemsi Phosphate Project

The Tilemsi phosphate project gives Great Quest a unique opportunity to produce industrial minerals. It consists of three phosphate deposits and a plant capable of producing 36,000 tonnes of phosphate fertilizer per year. According to Merit Consulting in a preliminary assessment, the operation could result in a cash flow of $3,600,000 per year.

The Company has commissioned a feasibility study to be prepared by an analyst known to Malian banks. This report will be the basis for a decision as to whether a bank will or will not lend the funds required to purchase the project and advance it to production. The funds will be loaned to a Malian company, Engrais Phosphate Natural SA. This company will be formed to hold the project and will be owned by Great Quest, Mali Mining House and the Malian Government. Final negotiations on the project with the Government will take place on approval of the loan.

The historical resource of the Tamaguilelt deposit, one of three deposits, is 11,350,000 tonnes of 27% of P_2O_5. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource. Further work on the Tamaguilelt, Chanamaguel and Tin Hina deposits is expected to significantly increase this figure.

The initial operation will consist of mining the phosphate rock which occurs on the surface of the Tamaguilelt deposit, trucking it 100 kilometres to the plant, pulverizing it, bagging it and selling it.

Tilemsi Phosphate Project (continued)

While the world-wide price of fertilizer has dropped significantly in the last 9 months, the price in Mali has remained stable. One of the reasons for this is the high cost of transportation to bring the fertilizer to Mali from countries in Asia and Europe. Merit Consultants estimates that production could start within six months of the successful completion of the acquisition.

Taseko Copper-Gold-Molybdenum Property

Great Quest holds a 100% interest in the Taseko property, located 225 kilometres north of Vancouver, British Columbia. In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

The Company is currently in discussions about a possible joint venture with other parties. Work is not required until 2010 to keep the claims in good standing.

Bourdala Concessions

Great Quest plans a small program of pitting and sampling on the 72 square kilometre Bourdala concessions in 2009. The Company is also reviewing possible new acquisitions.

The Exploration Team

Planning for and supervision of the projects in Mali is carried out by Mamadou Keita (M.Sc. Geo.), Willis W. Osborne (M.Sc. Geo.) and Carl G. Verley (P. Geo.). Planning for and supervision of the Taseko project in British Columbia is carried out by Jay W. Page (P. Geo.) and Willis W. Osborne. Carl Verley and Jay Page are the Independent Qualified Persons under National Instrument 43-101.

Overview of Performance

During the First Quarter of Fiscal 2009, the Company's assets increased by $3,176 to $6,389,361, due mainly to monies received from a private placement in excess of operating costs incurred during the period. The Company's working capital decreased by $7,232 from a working capital deficit of ($528,779) at the end of the Fourth Quarter of Fiscal 2008 to a working capital deficit of ($536,011) at the end of the First Quarter of Fiscal 2009. This is mainly due to $11,069 increase in trade accounts payable.

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an operations office in Mali.

Ignoring the effect of future income taxes on the flow through share offering in the prior year, the net loss for the First Quarter of Fiscal 2009 was $116,389 or $0.004 per share compared to a net loss of $122,926 or $0.005 per share in the First Quarter of Fiscal 2008. This represents a decrease in net loss of $6,537. The main reason for the decrease is the foreign exchange adjustment from the trade payable being held in Malian dollars. During the First Quarter of Fiscal 2008, the Company realized a foreign exchange loss of $42,310 compared to a foreign exchange gain of $6,549 during the First Quarter of Fiscal 2009.

Other highlights from operations are as follows: Legal increased by $16,226; Project costs – Tilemsi increased by $21,810; Promotion, travel and shareholder relations decreased by $13,869; and Interest income decreased by $7,701. Legal costs increased mainly because of due diligence costs related to the agreement with Avion Resources and matters related to the Tilemsi project.

Results of Operations (continued)

Project costs – Tilemsi increased because of the due diligence costs related to the Tilemsi Phosphate Project undertaken in the current period versus no related costs in the prior period. Promotion, travel and shareholder relations decreased because management focused their resources on the Tilemsi Project and the Avion Resources Corp. agreement. Finally, interest income decreased because the First Quarter of Fiscal 2008 included approximately $667,000 of interest-bearing cash and a term deposit from the previous year's flow through share offering. The cash and term deposit was spent before the end of Fiscal 2008.

Liquidity and Capital Resources

During the First Quarter of Fiscal 2009, the Company completed a Private Placement consisting of 2,750,000 units at a price of $0.04 per unit for a total consideration of $110,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.07 per share on or before February 27, 2010.

Subsequent to the First Quarter of Fiscal 2009, the Company completed a Private Placement consisting of 3,175,000 units at a price of $0.04 per unit for a total consideration of $127,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.10 per share on or before May 21, 2010. Finder's fees of $800 and 20,000 broker warrants were paid with the warrants exercisable at a price of $0.10 until May 21, 2010.

Related Party Transactions

During the First Quarter of Fiscal 2009, the Company incurred management fees totalling $15,000 (2008 - $9,900) by a company wholly owned by Willis W. Osborne, Director. Management fees totalling $8,590 (2008 - $8,250) were also incurred by a company wholly owned by Victor Jones, Director. Geological fees and project examination costs totalling $10,403 (2008 - $9,777) were paid to Mamadou Keita, Director and accounting fees totalling $2,704 (2008 - $2,966) and consulting fees totaling $4,935 (2008 - $4,620) were paid to the Secretary of the Company.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2009 1st Q	$ 21	$ (116,389)	$ (0.004)
2008 4th Q	$ 195	$ (377,228)	$ (0.017)
2008 3rd Q	$ 2,900	$ (126,375)	$ (0.004)
2008 2nd Q	$ 5,752	$ (211,809)	$ (0.008)
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.017)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.005)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)

Investor Relations

During the Fist Quarter of 2009, the Company participated in the Prospectors Developers Conference in Toronto, in March. Great Quest is planning a more active investor program in the second half of 2009.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online on SEDAR and at www.greatquest.com.

DATED: May 29, 2009

ON BEHALF OF THE BOARD OF DIRETORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT
MARCH 31, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statements of Operations, Comprehensive Loss and Deficit
3. Consolidated Statements of Cash Flows
4. Consolidated Statements of Deferred Exploration Costs
5. Notes to the Consolidated Financial Statements

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited - Prepared By Management)

March 31, 2009 and 2008

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2009
(With comparative audited figures for December 31, 2008)

	March 31, 2009 (unaudited)	December 31, 2008 (audited)
ASSETS		
Current Assets		
Cash	$ 11,635	$ 7,339
Term deposits	20,716	20,716
Goods and services tax recoverable	5,227	5,638
Exploration, tax credit recoverable	31,978	31,978
Prepaid expenses	4,607	4,655
	74,163	70,326
Due from director	548	533
Due from African Metals Corporation	-	2,548
Automobile, equipment and furniture (Note 2)	5,425	5,864
Mineral properties, including deferred costs (Note 3)	6,300,811	6,298,500
Deposits	8,414	8,414
	$ 6,389,361	$ 6,386,185
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	483,498	497,925
Due to related parties	126,676	101,180
	$ 610,174	$ 599,105
SHARE CAPITAL AND DEFICIT		
Share capital (Note 4)	10,200,398	10,090,398
Share subscription advance	-	5,000
Contributed surplus (Note 4)	1,160,740	1,157,244
Deficit	(5,581,951)	(5,465,562)
	5,779,187	5,787,080
	$ 6,389,361	$ 6,386,185

Subsequent events (Note 8)

Approved by the Directors:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2009 AND MARCH 31, 2008

	2009	2008
ADMINISTRATION COSTS:		
Accounting and audit	$ 5,434	$ 7,116
Amortization	68	97
Bank charges	181	132
Consulting	5,275	4,620
Investor relations	7,500	4,500
Legal	17,622	1,396
Management fees	23,590	18,150
New project costs - Tilemsi	21,810	-
Office and general	12,106	10,681
Promotion, travel and shareholder relations	4,737	18,606
Rent	11,153	8,972
Securities and brokerage fees	7,936	10,517
Stock-based compensation	3,496	2,050
Telephone and communication	2,051	1,501
	122,959	88,338
Loss (gain) on foreign exchange	(6,549)	42,310
Interest income	$ (21)	$ (7,722)
LOSS FOR THE PERIOD BEFORE TAXES	116,389	122,926
INCOME TAXES		
Future income tax	-	(443,066)
NET AND COMPREHENSIVE (INCOME) LOSS FOR PERIOD AFTER TAXES	116,389	(320,140)
DEFICIT AT BEGINNING OF PERIOD	5,465,562	5,208,324
DEFICIT AT END OF PERIOD	$ 5,581,951	$ 4,888,184
Basic and diluted earnings (loss) per share	$ (0.004)	$ 0.014
Weighted average common shares outstanding	31,056,581	23,785,569

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2009 AND MARCH 31, 2008

	2009	2008
OPERATING ACTIVITIES:		
Net income (loss) for the period	$ (116,389)	$ 320,140
Adjustments:		
Amortization	68	97
Stock-based compensation	3,496	2,050
Future income taxes	-	(443,066)
	(112,825)	(120,779)
Change in non-cash working capital items:		
Goods and services tax recoverable	411	16,474
Prepaid expenses	48	(37,312)
Accounts payable and accrued liabilities	(14,427)	(252,649)
	(126,793)	(394,266)
FINANCING ACTIVITIES:		
Due to related parties	25,496	-
Issue of share capital for cash	110,000	-
Share subscription advances	(5,000)	-
	130,496	-
INVESTING ACTIVITIES:		
Due from related parties	(15)	(33)
Due from African Metals Corporation	2,548	13,777
Acquisition costs of mineral properties	-	(15,752)
Deferred exploration and development costs, net of amortization	(1,940)	(34,751)
	593	(36,759)
INCREASE (DECREASE) IN CASH	4,296	(431,025)
CASH AT BEGINNING OF PERIOD	28,055	1,097,257
CASH AT END OF PERIOD	$ 32,351	$ 666,232
Cash is comprised of:		
Cash	$ 11,635	$ 67,859
Term Deposits	20,716	598,373
	$ 32,351	$ 666,232

Supplemental cash flow information (Note 7)

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND MARCH 31, 2008

	Mali	Canada	2009 Total	2008 Total
EXPLORATION COSTS:				
Amortization	$ 372	$ -	$ 372	$ 532
Drilling, reclamation and assays	-	-	-	20,939
Exploration surveys	1,939	-	1,939	8,638
Office, consulting and travel	-	-	-	5,174
Total costs incurred during the period	2,311	-	2,311	35,283
Balance, beginning of period	3,341,244	1,765,742	5,106,986	4,291,785
Balance, end of period	$ 3,343,555	$ 1,765,742	$ 5,109,297	$ 4,327,068

1. INTERIM FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2008 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2008 audited consolidated financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	March 31, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 39,268	$ 2,501	$ 2,704
Equipment	18,924	16,099	2,825	3,054
Furniture	2,347	2,248	99	106
	$ 63,040	$ 57,615	$ 5,425	$ 5,864

3. MINERAL PROPERTIES

	March 31, 2009			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,190,489	$ 3,343,555	$ -	$ 4,534,044
b. Taseko Property	1,025	1,765,742	-	1,766,767
	$ 1,191,514	$ 5,109,297	$ -	$ 6,300,811

	December 31, 2008			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,193,975	$ 3,341,244	$ (3,486)	$ 4,531,733
b. Taseko Property	1,025	1,765,742	-	1,766,767
	$ 1,195,000	$ 5,106,986	$ (3,486)	$ 6,298,500

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.
The Company has issued shares of its capital stock as follows:

	March 31, 2009		December 31, 2008	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	30,139,914	$10,090,398	27,039,914	$10,164,159
Issued during the year for:				
Cash	2,750,000	110,000	3,000,000	360,000
Mineral property	-	-	100,000	29,000
Share issue costs				
recovery	-	-	-	490
cash	-	-	-	(12,767)
agents units/warrants	-	-	-	(7,419)
future income taxes on flow-through shares	-	-	-	(443,066)
Balance, end of year	32,889,914	$10,200,398	30,139,914	$10,090,398

Transactions for the Issue of Share Capital
During the quarter ended March 31, 2009:

The Company completed a Private Placement consisting of 2,750,000 units at a price of $0.04 per unit for a total consideration of $110,000. Each unit consists of one common share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.07 per share on or before February 27, 2010.

Stock Options

A summary of the status of the Company's stock option plan as of March 31, 2009 and December 31, 2008, and changes during the period and year then ended are as follows:

	March 31, 2009			December 31, 2008		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	2,675,000	$ 0.14	4.80	1,525,000	$ 0.68	3.72
Exercised	-	-	-	-	-	-
Forfeited/cancelled	-	-	-	(1,525,000)	(0.68)	-
Re-priced/granted	-	-	-	2,675,000	0.14	-
Options outstanding, end of period/year	2,675,000	$ 0.14	4.55	2,675,000	0.14	4.80

4. SHARE CAPITAL (Continued)

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2009:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
700,000	700,000	$ 0.25	April 8, 2013
1,975,000	1,922,500	$ 0.10	December 30, 2013
2,675,000	2,622,500		

Warrants

At March 31, 2009, the Company had outstanding purchase warrants exercisable to acquire 4,909,376 shares as follows:

Number	Exercise Price	Expiry Date
1,606,400	$ 0.20	June 18, 2009
1,927,976	$ 0.40	December 19, 2009
1,375,000	$ 0.07	February 27, 2010
4,909,376		

Compensation

Agent Compensation Options

At March 31, 2009, the Company had the following compensation option units outstanding:

Compensation options to purchase 243,386 compensation units with for a period of 2 years at a price of $0.21 per unit and consists of one common share and one compensation unit warrant. Each compensation unit warrant is exercisable at a price of $0.30 until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009 for total of 243,386 warrants.

Agent's Compensation Warrants

During the prior year 106,400 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $7,419 total fair value and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs. Each warrant is exercisable at a price of $0.20 per share on or before June 18, 2009.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected volatility	130.46%
Risk-free interest rate	2.91%
Expected life	1 year
Expected dividend yield	0%

4. SHARE CAPITAL (Continued)

Contributed surplus

	March 31, 2009	December 31, 2008
Balance, beginning of period/year	$ 1,157,244	$ 1,011,531
Stock-based compensation expense	3,496	138,294
Agent warrants issued	-	7,419
Balance, end of period/year	$ 1,160,740	$ 1,157,244

Stock Based Compensation

During the current period, stock-based compensation has been recorded in the amount of $3,496 and included in contributed surplus. This amount relates to 46,250 options previously issued to an investor relation professional that had vested during the period.

5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Management fees totalling $15,000 (2008 - $9,900) have been incurred with a corporation related to the Company by the CEO of the Company.
b. Management fees totalling $8,590 (2008 - $8,250) have been incurred with a corporation related to the Company by the CFO of the Company.
c. Geological fees totalling $Nil (2008 - $9,777) and project examination costs totalling $10,403 (2008 - $Nil) have been incurred with a Director of the Company.
d. Accounting fees totalling $2,704 (2008 - $2,966) and consulting fees totalling $4,935 (2008 - $4,620) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
March 31, 2009			
Automobile, equipment and furniture	$ 4,590	$ 835	$ 5,425
Mineral properties, including deferred costs	4,534,044	1,766,767	6,300,811
	$ 4,538,634	$ 1,767,602	$ 6,306,236

6. SEGMENTED INFORMATION (Continued)

	Mali	Canada	Total
December 31, 2008			
Automobile, equipment and furniture	$ 4,963	$ 901	$ 5,864
Mineral properties, including deferred costs	4,531,733	1,766,767	6,298,500
	$ 4,536,696	$ 1,767,668	$ 6,304,364

Revenue and expenses by geographical segment are as follows:

	Mali	Canada	Total
For the period ended March 31, 2009			
Gain on foreign exchange	$ 6,549	$ -	$ 6,549
Interest income	-	21	21
Expenses	(32,521)	(90,082)	(122,603)
	$ (25,972)	$ (90,061)	$ (116,033)

	Mali	Canada	Total
For the year ended December 31, 2008			
Interest income	$ -	$ 16,569	$ 16,569
Expenses	(158,046)	(501,981)	(660,027)
Loss on foreign exchange	-	(56,846)	(56,846)
Future income tax	-	443,066	443,066
	$ (158,046)	$ (99,192)	$ (257,238)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended March 31, 2009 and December 31, 2008 as follows:

	March 31, 2009	December 31, 2008
Non-cash financing activities:		
Issue of share capital for mineral properties	-	29,000
	$ -	$ 29,000

	March 31, 2009	December 31, 2008
Non-cash investing activities:		
Acquisition of mineral properties	$ -	$ (29,000)
Deferred exploration and development costs - amortization	(371)	(2,128)
	$ (371)	$ (31,128)

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

8. SUBSEQUENT EVENTS

a) On April 7, 2009, the Company announced a private placement for 3,000,000 units priced at $0.04 per unit for total proceeds of $120,000. The private placement closed for a total of 3,175,000 units for total proceeds of $127,000. Each unit consists of one common share of the Company's capital stock and one-half of a share purchase warrant. Each full warrant entitles the holder to purchase one additional share of the Company's capital stock at a price of $0.10 on or before May 21, 2010. A finder's was paid on a portion of the private placement. All shares issued under this private placement are subject to a four month hold period ending September 22, 2009.

b) By an agreement dated April 8, 2009, the Company granted Avion Resources Corp. an option to acquire a 75% interest in the Company's Kenieba, Kenieba Est, Baroya and Comifa properties in Mali for consideration of:

- Cumulative cash payments totalling $2.5 million within five years of signing a definitive agreement and;
- Incurring cumulative exploration expenditures totalling $2 million over a five year period commencing from the signing of a definitive agreement.

This agreement is subject to Avion completing satisfactory due diligence and to regulatory approval.

GREAT QUEST METALS LTD.

Corporate Information

(As at May 29, 2009)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. Scott B. Hean, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)	Berlin-Bremin Exchange	Frankfurt Exchange
Trading Symbol "GQ"	Trading Symbol "GQM"	Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	36,064,914
Options:	2,675,000
Warrants:	6,456,876
Compensation Options:	243,386
Compensation Option Warrants:	243,386
Fully Diluted	45,683,562

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA